Filed by Glamis Gold Ltd. pursuant to Rule 425 under the

United States Securities Act of 1933, as amended
Subject Company: Goldcorp Inc.
Commission File No.: 001-12970
Date: December 16, 2004

NEWS RELEASE

GLAMIS GOLD LTD.

For immediate release

Trading symbol: NYSE, TSX — GLG	December 16, 2004
All amounts in US$

GLAMIS GOLD ANNOUNCES TAKE-OVER BID FOR GOLDCORP

December 16, 2004 – Reno, Nevada – Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) today announced its intention to make a take-over bid (the “Take-over Bid”) to acquire Goldcorp Inc. (“Goldcorp”). Glamis intends to offer Goldcorp shareholders 0.89 of a Glamis common share for each Goldcorp common share. The offer values Goldcorp at $17.80 per common share and represents a premium of 22.6% based on the volume-weighted average trading price for both companies for the previous 30 trading days on the New York Stock Exchange.

Kevin McArthur, President and Chief Executive Officer of Glamis Gold said, “A business combination between Glamis and Goldcorp has been in the making for over a year. We are very pleased to present this premium offer directly to Goldcorp’s shareholders. We have completed exhaustive due diligence on their assets on two separate occasions and see significant opportunities for improvement. Glamis’ previous acquisitions have created dramatic value for its shareholders and we believe that we can deliver similar results through enhanced mining and exploration efforts at Red Lake. Red Lake is one of the world’s great gold assets and the time has come for its future to be guided by a mining-focused team.”

Mr. McArthur added, “Goldcorp shareholders should contact their Board of Directors to demand the opportunity to decide between receiving a premium under our offer or paying a premium to Wheaton River. We believe the Goldcorp shareholders will overwhelmingly express their preference for a Glamis-Goldcorp combination over the Goldcorp-Wheaton deal.”

The Take-over Bid will be subject to customary conditions, including that a minimum of 66 2/3% of Goldcorp shares on a fully-diluted basis are tendered to the Take-over Bid. In addition, the bid will be subject to the following condition:

•	Goldcorp does not acquire or enter into any commitment to acquire shares or enter into any material agreement with Wheaton River Minerals Ltd. (“Wheaton River”); or

•	Alternatively, any Goldcorp offer or agreement with Wheaton River must be conditional on the Take-over Bid not being successful and must be capable of being terminated by Goldcorp without payment or penalty if the Take-over Bid is successful.

Approval by holders of a simple majority of Glamis common shares voted at a shareholders meeting will also be required to remove the restriction on the number of common shares that Glamis may issue. The Take-over Bid will not be subject to any further due diligence.

Glamis intends to mail the Take-over Bid Circular to Goldcorp shareholders in early January, with an expiry date 35 days thereafter. Glamis will hold its shareholders meeting on February 9, 2005, prior to the expiry of the Take-over Bid.

The combination of Glamis and Goldcorp will offer a clearly superior choice for gold investors:

•	Superior growth profile with an outstanding project pipeline and exploration portfolio – gold production to grow to over 1.4 million ounces by 2007 from fully-designed and permitted projects already under construction;

•	High-quality, low-cost asset base with long mine lives and excellent prospects for discovery and reserves expansion – total cash costs expected to average less than $120 per ounce over the next five years;

•	Pure gold, with no exposure to or reliance on base metal credits to reduce operating costs;

•	Low-risk operations entirely in the Americas – approximately 75% of reserves are located in NAFTA countries;

•	Financial strength – unhedged with approximately $500 million in cash and equivalents estimated at year-end;

•	Market liquidity – over $50 million average daily trading volume with approximately $6 billion in pro forma market capitalization; and

•	Experienced management, with a culture of mining excellence and a proven track record of integrating acquisitions (Marwest Resources Ltd., Rayrock Resources Inc. and Francisco Gold Corp.) and building fundamental value.

“We believe that we are offering a full and fair price to Goldcorp shareholders along with the opportunity for them to share in the exciting upside at our projects. The value for our shareholders will come from our ability to drive performance and create value at Red Lake – something which we are very confident we can do and which of course Goldcorp shareholders will share in as well,” added Mr. McArthur.

Glamis’ financial advisors are Orion Securities Inc. Its legal counsel are Lang Michener LLP and Osler, Hoskin & Harcourt LLP in Canada, and Neal, Gerber & Eisenberg LLP in the United States.

Conference Call and Webcast.

Glamis will host a conference call and webcast presentation to discuss the Take-over Bid this morning at 10:00 am EST. You may join the call by dialing 1-866-216-9488 in the United States and Canada or internationally at 1-706-758-0297 and quoting Conference ID Number 2884430. A replay of the call will be available until January 15, 2005, by dialing 1-800-642-1687 in the United States and Canada, or internationally at 1-706-645-9291 and quoting Conference ID Number 2884430.

To connect to the simultaneous webcast presentation, participants should go to the Glamis Gold Ltd. website at www.glamis.com and click on the link on the main page.

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. The Company remains 100 percent unhedged. Glamis’ current plan and budget reflects a near tripling of annual gold production to more than 700,000 ounces by 2007 at a total cash cost below $150 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Glamis or Goldcorp. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Glamis plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form F-4, and expects to mail an Offer Circular and Prospectus to Goldcorp stockholders concerning the proposed business combination with Goldcorp. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Glamis will be available free of charge from Glamis Investor Relations, 5190 Neil Road, Suite 310, Reno, NV 89502, telephone (775) 827-4600.

For further information please contact:
Media:

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John Lute:	Phone: 416-929-5883
Email: jlute@luteco.com

Larry Roth:	Phone: 732-598-2092
Email: larryroth@rothir.com

Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:	michaels@glamis.com
Michael A. Steeves	Phone:	1-775-827-4600 ext. 3104
Vice President, Investor Relations

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